Exhibit 99.1

argenx Announces Annual General Meeting of Shareholders on May 7, 2024

March 26, 2024

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that the Annual General Meeting of shareholders will be held at 13:00 CET on Tuesday, May 7, 2024 at the Hilton Amsterdam Schiphol at Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

The shareholders and all other persons with meeting rights are invited to attend the Annual General Meeting of shareholders. The formal notice of convocation (including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting and regarding the e-voting system) is available on the argenx website www.argenx.com and on www.abnamro.com/evoting.

The company’s annual report for the financial year ended December 31, 2023 is now available on its website www.argenx.com/investors/financial-reports.

Agenda

In addition to recurrent items on the agenda, such as the discussion and adoption of the 2023 annual accounts, an advisory vote on the 2023 remuneration report, the discharge of the directors for their duties performed in 2023 and the authorization of the Board of Directors to issue shares and to limit or exclude pre-emptive rights in relation thereto, it is proposed to appoint Dr. Brian L. Kotzin as non-executive director to the Board of Directors, re-appoint Peter Verhaeghe and Pamela Klein as non-executive directors to the Board of Directors, adopt a new remuneration policy, appoint Deloitte Accountants B.V. for the 2024 financial year and appoint Ernst & Young Accountants for the 2025 financial year and to partially amend the articles of association of argenx.

The full agenda for the meeting as well as all ancillary documents relevant for the meeting are available via the argenx website and are also available for inspection at the argenx offices. A free copy thereof may also be obtained by e-mailing legal@argenx.com. argenx would like to encourage shareholders to use the voting by (electronic) proxy option as referred to in the convocation.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker in the U.S., Japan, Israel, the EU, the UK, Canada and China. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

For further information, please contact:

Media:

Ben Petok

Bpetok@argenx.com

Investors:

Alexandra Roy (US)

aroy@argenx.com

Lynn Elton (EU)

lelton@argenx.com